Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Cartesian Growth Corporation III on Form S-1 of our report dated January 28, 2025, which includes an explanatory paragraph as to Cartesian Growth Corporation III’s ability to continue as a going concern, with respect to our audit of the financial statements of Cartesian Growth Corporation III as of December 31, 2024 and for the period from October 29, 2024 (inception) through December 31, 2024, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ CBIZ CPAs P.C.

CBIZ CPAs P.C.

Houston, TX

January 28, 2025